April 30, 2007

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Building 2, Room 3724
Washington, DC 20549

RE:	Teleplus World Corp. Item 4.01 of Form 8-K Dated January 5, 2007, Filed January 9, 2007 File No. 0-9628

Dear Mr. Spirgel,

We are providing this letter in response to your comment letter dated March 8, 2007, and as a follow-up to our December 31, 2006 10KSB filed on April 2, 2007 regarding the accounting for conversions of convertible debt to equity. The management of Teleplus World Corp., has prepared an analysis of the potential impact on our interim financial statements for the change in accounting upon the conversion of debt calculation included in our Form 10QSB filings for the periods ended June 30, 2006 and September 30, 2006. Since there was no conversion of debt in the first three months of 2006 there was no impact on operating results for the quarter ended March 31, 2006. As previously disclosed in our 10KSB filing for the year ended December 31, 2006 our new accountants concur with this change in accounting upon the conversion of debt calculation and that this adjustment has been made in the operating results for the year ended December 31, 2006, and had no impact on the prior year ended December 31, 2005.

We have had some preliminary conversations with Christine Adams, Staff Accountant and Carlos Pacho, Senior Assistant Chief Accountant, regarding the materiality of the adjustments that effect the June 30, 2006 and September 30, 2006 periods. The proposed adjustments for these periods relate to the interest expense, gain on convertible debentures, gain (loss) on derivative liability included in the statement of operations and the convertible debentures, derivative liability and paid in capital included in the consolidated balance sheet.

We have calculated the adjustments that would be required for these periods as follows:

June 30, 2006:

Dr. Interest Expense	$246,028
Dr. Gain on Convertible Debentures	$54,920
Dr. Convertible Debentures	$49,052
Dr. Gain (Loss) on Derivative Liability	185,694
Cr. Derivative Liability	$350,000
Cr. Paid in Capital	$185,694

September 30, 2006

Dr. Interest Expense	$471,713
Dr. Gain on Convertible Debentures	$90,480
Dr. Gain (Loss) on Derivative Liability	$435,544
Dr. Convertible Debentures	$137,807
Cr. Derivative Liability	$794,603
Cr. Paid in Capital	$340,941

TelePlus World, Corp.
6101 Blue Lagoon Drive, Suite 450, Miami, Florida 33126
Tel: 786.594.3939 - Fax: 786.594.3930
www.teleplusworld.com

We have completed an analysis of both the reported and adjusted impacts to consolidated statement of operations for the quarters ended June 30, 2006 and September 30, 2006. Additionally we have documented the summary change to all balance sheet accounts for the same periods.

As noted, these changes are reflected in the year ended December 31, 2006 10KSB, and the effects to the quarterly interim accounts are only to non-operating Other Income (Expense) on consolidated statement of operations and accounts with no cash flow effect. Management has also applied the Staff Accounting Bulletin 99 (SAB 99) as to the determination of materiality and in conjunction with Staff Accounting Bulletin 108 (SAB 108) have assessed the materiality, properly recorded the accounting change, and reflected the change in the year ending financial statements.

In summary, the difference of opinion with our former auditing firm, Mintz and Partners LLP, has been addressed in conjunction with the accounting change concerning the conversion of convertible debentures calculation. As we addressed earlier, all adjustments were included in the year ended December 31, 2006 10KSB and further adjustments to prior periods would provide no further information related to the operating results of the company for the year.

On behalf of Teleplus World Corp., I appreciate your attention to this matter, and your continued support. Please do not hesitate to contact me with questions or comments. I look forward to your reply.

Sincerely,

/s/ Cris M. Neely

Cris M. Neely
CFO

Attachments:
Exhibits A, B and C

TelePlus World, Corp.
6101 Blue Lagoon Drive, Suite 450, Miami, Florida 33126
Tel: 786.594.3939 - Fax: 786.594.3930
www.teleplusworld.com

Exhibit A
Balance Sheet Reconciliaiton
Potential Adjustments to Original Financials
Nine Month Statements Ended September 30, 2006

Liabilities

Description - Derivative Liabilities	Amount

Original Balance - September 30, 2006	8,746,878

Unknown difference	94,603

- Nine month adjustment to Derivative Liabilities	1,050,000

- Adjusted Balance September 30, 2006	9,891,481

Description - Convertible Debentures	Amount

Original Balance - September 30, 2006	3,413,337

- Nine month adjustment to Convertible Debentures	-186,859

- Adjusted Balance September 30, 2006	3,226,478

Shareholders Equity Reconciliation

Description - Paid in Capital	Amount

Original Balance - September 30, 2006	5,482,378

- Nine month adjustment to Paid in Capital	526,635

- Adjusted Balance September 30, 2006	6,009,013

Description - Accumulated Deficit	Amount

Original Balance - September 30, 2006	-7,456,538

- Nine Month adjustment to Accretion Interest	-717,741

- Nine Month adjustment to Gain on conversion of convertible debentures	-145,400

-Unknown difference	-94,603

- Nine Month adjustment to Gain ( Loss ) on derivative liabilites	-526,635

- Adjusted Balance September 30, 2006	-8,940,917

Statement of Operations

Net Income ( Loss )	Amount

Original Balance - September 30, 2006	-877,266

- Nine Month adjustment to Accretion Interest	-717,741

- Nine Month adjustment to Gain on conversion of convertible debentures	-145,400

-Unknown difference	-94,603

- Nine Month adjustment to Gain ( Loss ) on derivative liabilites	-526,635

- Adjusted Balance September 30, 2006	-2,361,645

Interest Expense	Amount

Original Balance - September 30, 2006	-797,722

- Nine Month adjustment to Accretion Interest	-717,741

- Adjusted Balance September 30, 2006	-1,515,463

Gain on Conversion of Convertible Debentures	Amount

Original Balance - September 30, 2006	145,400

- Nine Month adjustment to Gain on conversion of convertible debentures	-145,400

- Adjusted Balance September 30, 2006	0

Gain ( Loss ) on Derivative Liabilities	Amount

Original Balance - September 30, 2006	2,291,409

Unknown difference	-94,603

- Nine Month adjustment to Gain ( Loss ) on derivative liabilites	-526,635

- Adjusted Balance September 30, 2006	1,670,171

A-1

TELEPLUS ENTERPRISES, INC
CONDENSED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2006

ASSETS
	IN US$
	(Original)	(Adjusted )
	SEPT 30	SEPT 30
	2006	2006
Current Assets:
Cash and cash equivalents	$1,583,747	$1,583,747
Accounts receivable, net - trade	1,327,447	1,327,447
Other accounts receivable	188,550	188,550
Inventory	160,120	160,120
Prepaid expenses and other current assets	489,451	489,451
Assets held from discontinued operations	1,850	1,850

Total Current Assets	3,751,165	3,751,165

Fixed assets, net of depreciation	829,028	829,028
	-	-
Other Assets:
Intangible assets, net	7,177,763	7,177,763
Goodwill	9,362,457	9,362,457
Deferred financing fees, net of amortization	1,027,705	1,027,705
Deferred connection charges, net of amortization	168,506	168,506
Deferred income taxes	37,157	37,157

Total Other Assets	17,773,588	17,773,588

TOTAL ASSETS	$22,353,781	$22,353,781

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$4,384,198	$4,384,198
Current portion of accrued acquisition obligations	3,577,826	3,577,826
Unearned revenue	908,284	908,284
Derivative liability	8,746,878	9,891,481
Warrant liability	182,418	182,418
Liabilities held from discontinued operations	109,851	109,851

Total Current Liabilities	17,909,455	19,054,058

Long-term Liabilities:
Convertible debentures, net of discount	3,413,337	3,226,478
Accrued acquisition obligations, net of current portion	2,461,236	2,461,236

Total Long-term Liabilities	5,874,573	5,687,714

Total Liabilities	23,784,028	24,741,772

SHAREHOLDERS' EQUITY
Class A Preferred stock, $0.001 Par Value; 10,000,000 shares
authorized and 2,000,000 shares issued and outstanding	-	-
Common stock, $0.001 Par Value; 600,000,000 shares authorized
and 86,404,786 shares issued and outstanding	113,689	113,689
Additional paid-in capital	5,482,378	6,009,013
Accumulated deficit	(7,456,538)	(8,940,917)
Accumulated other comprehensive income (loss)	430,224	430,224

Total Shareholders' Equity	(1,430,247)	(2,387,991)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$22,353,781	$22,353,781

A-2

Exhibit B
Balance Sheet Reconciliaiton
Potential Adjustments to Original Financials
Six Month Statements Ended June 30, 2006

Liabilities

Description - Derivative Liabilities	Amount

Original Balance - June 30, 2006	7,596,571

- Six month adjustment to Derivative Liabilities	350,000

- Adjusted Balance June 30, 2006	7,946,571

Description - Convertible Debentures	Amount

Original Balance - June 30, 2006	2,685,473

- Six month adjustment to Convertible Debentures	-49,052

- Adjusted Balance June 30, 2006	2,636,421

Shareholders Equity Reconciliation

Description - Paid in Capital	Amount

Original Balance - June 30, 2006	4,804,360

- Six month adjustment to Paid in Capital	185,694

- Adjusted Balance June 30, 2006	4,990,054

Description - Accumulated Deficit	Amount

Original Balance - June 30, 2006	-6,901,768

- Six Month adjustment to Accretion Interest	-246,028

- Six Month adjustment to Gain on conversion of convertible debentures	-54,920

- Six Month adjustment to Gain on conversion of convertible debentures	-185,694

- Adjusted Balance June 30, 2006	-7,388,410

Statement of Operations

Net Income ( Loss )	Amount

Original Balance - June 30, 2006	-322,496

- Six Month adjustment to Accretion Interest	-246,028

- Six Month adjustment to Gain on conversion of convertible debentures	-54,920

- Six Month adjustment to Gain on derivative liability	-185,694

- Adjusted Balance June 30, 2006	-809,138

Interest Expense	Amount

Original Balance - June 30, 2006	-474,891

- Six Month adjustment to Accretion Interest	-246,028

- Adjusted Balance June 30, 2006	-720,919

Gain on Conversion of Convertible Debentures	Amount

Original Balance - June 30, 2006	54,920

- Six Month adjustment to Gain on conversion of convertible debentures	-54,920

- Adjusted Balance June 30, 2006	0

Gain ( Loss ) on Derivative Liabilities	Amount

Original Balance - September 30, 2006	1,141,716

- Nine Month adjustment to Gain ( Loss ) on derivative liabilites	-185,694

- Adjusted Balance September 30, 2006	956,022

B-1

TELEPLUS ENTERPRISES, INC
CONDENSED CONSOLIDATED BALANCE SHEET
JUNE 30, 2006

ASSETS
	IN US$
	(Original)	(Adjusted )
	JUNE 30	JUNE 30
	2006	2006
Current Assets:
Cash and cash equivalents	$1,529,314	$1,529,314
Accounts receivable, net - trade	1,409,036	1,409,036
Other accounts receivable	331,452	331,452
Inventory	259,726	259,726
Prepaid expenses and other current assets	507,667	507,667
Assets held from discontinued operations	746	746

Total Current Assets	4,037,941	4,037,941

Fixed assets, net of depreciation	825,299	825,299
	-	-
Other Assets:
Intangible assets, net	7,333,504	7,333,504
Goodwill	9,070,876	9,070,876
Deferred financing fees, net of amortization	687,694	687,694
Deferred connection charges, net of amortization	134,863	134,863
Deferred income taxes	36,964	36,964

Total Other Assets	17,263,901	17,263,901

TOTAL ASSETS	$22,127,141	$22,127,141

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$3,662,755	$3,662,755
Current portion of accrued acquisition obligations	4,043,682	4,043,682
Unearned revenue	941,935	941,935
Derivative liability	7,596,571	7,946,571
Warrant liability	182,418	182,418
Liabilities held from discontinued operations	181,322	181,322

Total Current Liabilities	16,608,683	16,958,683

Long-term Liabilities:
Convertible debentures, net of discount	2,685,473	2,636,421
Accrued acquisition obligations, net of current portion	4,321,143	4,321,143

Total Long-term Liabilities	7,006,616	6,957,564

Total Liabilities	23,615,299	23,916,247

SHAREHOLDERS' EQUITY
Class A Preferred stock, $0.001 Par Value; 10,000,000 shares
authorized and 2,000,000 shares issued and outstanding	2,000	2,000
Common stock, $0.001 Par Value; 600,000,000 shares authorized
and 86,404,786 shares issued and outstanding	88,277	88,277
Additional paid-in capital	4,804,360	4,990,054
Accumulated deficit	(6,901,768)	(7,388,410)
Accumulated other comprehensive income (loss)	518,973	518,973

Total Shareholders' Equity	(1,488,158)	(1,789,106)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$22,127,141	$22,127,141

B-2

Exhibit C
Teleplus World Corp.
Adjustment to Debentures/Derivative Liability

	As	As			Entry
	Reported	Adjusted	Variance		Required
For 12/31/06 - Year end

Derivative Liability	7,807,739	7,807,739	-		-
Covertible Debenture	3,884,891	3,884,891	-		-
Additional Paid in Capital	7,487,827	7,487,827	-		-

Amortization of debt discount	(2,747,485)	(2,747,485)	-		-
Accretion of interest expense	(1,061,214)	(1,061,214)	-
Gain on conversion of debentures	-	-	-		-
Gain (loss) on derivative liabiltiy	3,527,249	3,527,249	-	-	-

				P and L effect
					-

For 9/30/06 - nine months only

Derivative Liability	8,746,878	9,891,481	(1,144,603)		(1,144,603)
Covertible Debenture	3,413,337	3,226,478	186,859		186,859
Additional Paid in Capital	5,482,378	6,009,013	(526,635)		(526,635)

Amortization of debt discount	(1,932,545)	(1,932,545)	-		-
Accretion of interest expense	-	(717,741)	(717,741)		(717,741)
Gain on conversion of debentures	145,400	-	(145,400)		(145,400)
Gain (loss) on derivative liabiltiy	2,291,409	1,670,171	(621,238)	(1,484,379)	(621,238)

				P and L effect	-

For 9/30/06 - three months (Q3)

	June 06	Sep 06
Amortization of debt discount	-	-	-
Accretion of interest expense	(246,028)	(717,741)	(471,713)
Gain on conversion of debentures	(54,920)	(145,400)	(90,480)
Gain (loss) on derivative liabiltiy	(185,694)	(621,238)	(435,544)	(997,737)

				P and L effect

For 6/30/06 - six and three months (all conversions occurred in Q2)

Derivative Liability	7,596,571	7,946,571	(350,000)		(350,000)
Covertible Debenture	2,685,473	2,636,421	49,052		49,052
Additional Paid in Capital	4,804,360	4,990,054	(185,694)		(185,694)

Amortization of debt discount	(1,114,201)	(1,114,201)	-		-
Accretion of interest expense	-	(246,028)	(246,028)		(246,028)
Gain on conversion of debentures	54,920	-	(54,920)		(54,920)
Gain (loss) on derivative liabiltiy	1,141,716	956,022	(185,694)	(486,642)	(185,694)

				P and L effect
					-

C-1